Exhibit 99.1

Scinai Immunotherapeutics Announces Exercise of Outstanding
Warrants for $1.69 Million in Gross Proceeds

JERUSALEM, ISRAEL – Dec. 29, 2023 - Scinai Immunotherapeutics Ltd. (Nasdaq: SCNI), a biopharmaceutical company focused both on development of inflammation and immunology (I&I) biological therapeutic products and provision of boutique CDMO services, today announced the entry into a definitive agreement for the immediate exercise of certain outstanding warrants to purchase up to an aggregate of 2,606,552 American Depositary Shares (ADSs), each representing four hundred ordinary shares, having exercise prices ranging from $1.16 to $5.00 per ADS and terms ranging from five and one-half years to three years, respectively, issued by Scinai in September 2023 and December 2022, at a reduced exercise price of $0.65 per ADS. The ADSs representing ordinary shares issuable upon exercise of the warrants are registered pursuant to effective registration statements on Form F-1 (File Nos. 333-275217 and 333-267648). The closing of the offering is expected to occur on or about January 3, 2024, subject to satisfaction of customary closing conditions.

H.C. Wainwright & Co. is acting as the exclusive placement agent for the offering.

In consideration for the immediate exercise of the warrants for cash, Scinai will issue new unregistered warrants to purchase up to 5,213,104 ADSs. The new warrants will have an exercise price of $0.65 per ADS, will be immediately exercisable upon issuance and have a term of exercise equal to three years or five and one-half years, as applicable based on the term of the exercised warrants, from the date of issuance.

The gross proceeds to Scinai from the exercise of the warrants are expected to be approximately $1.69 million, prior to deducting placement agent fees and offering expenses. The company intends to use the net proceeds from the offering for general working capital, research and development, and general corporate purposes.

The new warrants described above were offered in a private placement pursuant to an applicable exemption from the registration requirements of the Securities Act of 1933, as amended (the “1933 Act”), and, along with the ADSs issuable upon exercise, have not been registered under the 1933 Act, and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission (“SEC”) or an applicable exemption from such registration requirements. Scinai has agreed to file a registration statement with the SEC covering the resale of the shares of ADSs issuable upon exercise of the new warrants.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities in this offering, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Scinai Immunotherapeutics:

Scinai Immunotherapeutics Ltd. (Nasdaq: SCNI) is a biopharmaceutical company with two complementary business units, one focused on in-house development of inflammation and immunology (I&I) biological therapeutic products beginning with an innovative, de-risked, pipeline of nanosized VHH antibodies (NanoAbs) targeting diseases with large unmet medical needs, and the other a boutique CDMO providing services to help biotech companies efficiently bring their products to market by leveraging Scinai’s drug development and GMP and non-GMP manufacturing capabilities for pre-clinical and clinical studies. Company website: www.scinai.com.

Company Contact

Joshua Phillipson | +972 8 930 2529 | joshua.phillipson@scinai.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. All statements, other than statements of historical facts, included in this press release regarding strategy, future operations, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, the timing of closing of the transaction described in this press release. These forward-looking statements reflect management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of Scinai Immunotherapeutics Ltd. Risks and uncertainties include, but are not limited to, the risk that the transaction will be delayed or not occur; the risk that the Company’s financial health will not be positively impacted by the transaction; the risk that the Company will not remain listed on Nasdaq; the risk that the Company will not be successful in becoming an end-to-end provider of CDMO services at high international standards; the risk that Scinai may not be able to secure additional capital on attractive terms, if at all; the risk that the therapeutic and commercial potential of NanoAbs will not be met; the risk of a delay in the preclinical and clinical trials data for NanoAbs, if any; the risk that our business strategy may not be successful; the risk that the European Investment Bank (EIB) may accelerate the financial facility under its finance contract with Scinai; Scinai’s ability to acquire rights to additional product opportunities; Scinai’s ability to enter into collaborations on terms acceptable to Scinai or at all; timing of receipt of regulatory approval of Scinai’s manufacturing facility in Jerusalem, if at all or when required; the risk that the manufacturing facility will not be able to be used for a wide variety of applications and other vaccine and treatment technologies; and the risk that drug development involves a lengthy and expensive process with uncertain outcomes. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on April 17, 2023, and the Company’s subsequent filings with the SEC. Scinai undertakes no obligation to revise or update any forward-looking statement for any reason.